UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): March 31, 2026

RMX INDUSTRIES, INC.
(Exact name of issuer as specified in its charter)

Nevada	88-2349540
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

4514 Cole Ave, Ste. 600 Dallas, TX 75205
(Full mailing address of principal executive offices)

866-706-4276
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Units, each consisting of one share of Class A Common Stock and one warrant to purchase one share of Class A Common Stock

Item 8. Certain Unregistered Sales of Equity Securities

Series X Preferred Stock

On March 31, 2026, RMX Industries, Inc., a Nevada corporation (the “Company”), filed a Certificate of Amendment to Designation (the “Designation Amendment”) to the Certificate of Designation of Series X Convertible Preferred Stock (the “Certificate of Designation”) with the Secretary of State of the State of Nevada, which amended the Certificate of Designation by designating an additional 5,000 shares of preferred stock as Series X Convertible Preferred Stock (the “Series X Preferred Stock”) for a total of 6,000 authorized shares of Series X Preferred Stock, and became effective upon filing. The Designation Amendment is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

On March 31, 2026, the Company issued all 5,000 additional shares of Series X Preferred Stock to Karl Kit, the Company’s Chief Executive Officer, President and member of the Board, who is an “accredited investor” (as such term is defined in Rule 501(a) of Regulation D under the Securities Act of 1933, as amended (the “Securities Act”)), for gross proceeds of $19,250, pursuant to a transaction that is exempt from the registration requirements of the Securities Act in reliance on Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D thereunder.

Item 9. Other Events

Regulation A Offering Termination

On April 1, 2026, the board of directors (the “Board”) of the Company terminated the Company’s offering of up to 2,857,142 units (each a “Unit” or together the “Units”), with each Unit consisting of (i) one share of Class A Common Stock, $0.001 par value per share, of the Company (the “Class A Common Stock”), and (ii) one warrant to purchase one share of Class A Common Stock, at an offering price of $3.50 per Unit, for maximum gross proceeds of $9,999,997, on a best efforts basis pursuant to Regulation A under Section 3(b) of the Securities Act, for Tier 2 offerings (the “Reg A Offering”).

The Company sold 356,035 Units for gross proceeds of $1,246,122.50 through the last closing of the Reg A Offering, which occurred on October 30, 2025.

Bylaws Amendment

On April 1, 2026, the Board approved the second amendment (the “Second Amendment”) to the Bylaws of the Company (the “Bylaws”), pursuant to which Section 2.7, relating to voting at stockholder meetings, and Section 3.5, relating to removal of directors, were amended and restated in their entirety. The Second Amendment is attached hereto as Exhibit 2.2 and is incorporated herein by reference.

Exhibit No.	Description
2.1	Certificate of Amendment to Designation of Series X Convertible Preferred Stock of RMX Industries, Inc.
2.2	Amendment No. 2 to Bylaws of RMX Industries, Inc.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 2, 2026	RMX INDUSTRIES, INC.

/s/ Karl Kit
Name: Karl Kit
Title: Chief Executive Officer

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